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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 7)*
                                             -

                               LeadingSide, Inc.
                        ------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
                        ------------------------------
                         (Title of Class of Securities)

                                  521711 10 1
                        ------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

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==============================================================================


  CUSIP No. 521711 10 1                13G                  Page 2 of 5 pages.

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Kurt Mueller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
        Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                           729,136
      SHARES         ---------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          729,136
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      729,136
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                              [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      5.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

==============================================================================
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                              Page 3 of 5 pages.
Item 1

(a)  Name of Issuer.

     LeadingSide, Inc.

(b)  Address of Issuer's Principal Executive Office.

     One Canal Park
     Cambridge, Massachusetts 02141

Item 2

(a)  Name of Person Filing.

     Kurt Mueller

(b)  Address of Principal Business Office.

     c/o LeadingSide, Inc.
     One Canal Park
     Cambridge, Massachusetts 02141

(c)  Citizenship.

     Canadian

(d)  Title of Class of Securities.

     Common Stock, $.01 par value per share

(e)  CUSIP Number.

     521711 10 1

Item 3.  Type of Reporting Person.

     Not applicable; this statement is filed pursuant to Rule 13d-2(b).

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                                                              Page 4 of 5 pages.


Item 4.  Ownership.

(a)  Amount Beneficially Owned as of December 31, 2000.

     729,136 (1)

(b)  Percentage of Class.

     5.7%

(c)  Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote:                729,136 (1)
      (ii)  shared power to vote or to direct the vote:                       0
      (iii) sole power to dispose or to direct the disposition of: 729,136 (1)
      (iv)  shared power to dispose or to direct the disposition of:          0

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

____________________________

(1) Includes 381,836 shares held by KHK Management GmbH, of which Mr. Mueller is the sole shareholder; 237,300 shares which may be acquired within 60 days by KHK Management GmbH pursuant to the exercise of stock options; and 70,000 shares held of record by a trust of which Mr. Mueller's daughter is the beneficiary and Mr. Mueller serves as trustee. The filing of this statement shall not be construed as an admission that Mr. Mueller is the beneficial owner of these shares.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

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                                                              Page 5 of 5 pages.

Item 10.  Certification.

     Not applicable; this statement is filed pursuant to Rule 13d-2(b).



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 9, 2001
                                     --------------------------
                                     Date

                                     /S/ Kurt Mueller
                                     --------------------------
                                     Kurt Mueller